UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K
_______________________________________

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-7275

_______________________________________

A.Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ConAgra Foods Retirement Income Savings Plan for Salaried Employees

ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

Contents

Reports of Independent Registered Public Accounting Firm	1-2
Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2013 and 2012	3-4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	5-6

Notes to Financial Statements	7-20

Supplemental Schedule

Schedules H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2013	21

Signatures	22

Exhibit 23.1	23

All schedules required by Section 2520.103-10 of the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are disclosed separately in a Master Trust report filed with the United States Department of Labor or are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

ConAgra Foods, Inc.
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the ConAgra Foods Employee Benefits Administrative Committee voted in December of 2013 to merge certain net assets of the Ralcorp Holdings, Inc. Savings Investment Plan into the Plan effective December 31, 2013. The net assets were transferred into the Plan on December 31, 2013.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Omaha, Nebraska
June 20, 2014

Report of Independent Registered Public Accounting Firm

ConAgra Foods, Inc.
Employee Benefits Administrative Committee

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the ConAgra Foods Employee Benefits Administrative Committee voted in December of 2013 to merge certain net assets of the Ralcorp Holdings, Inc. Savings Investment Plan into the Plan effective December 31, 2013. The net assets were transferred into the Plan on December 31, 2013

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Omaha, Nebraska
June 20, 2014

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Net Assets Available for Benefits
December 31, 2013

	CRISP	CRISP
Assets	Salary	Hourly

Plan interest in Master Trust	$1,220,152,601	$ 293,747,893

Other investments	279,368,048	151,479,860

Notes receivable from participants	16,250,107	29,269,955

Net assets available for benefits, at fair value	1,515,770,756	474,497,708

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(2,840,019)	(1,118,855)

Net assets available for benefits	$1,512,930,737	$ 473,378,853

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Net Assets Available for Benefits
December 31, 2012

	CRISP	CRISP
Assets	Salary	Hourly

Plan interest in Master Trust	$1,052,124,567	$ 256,840,263

Notes receivable from participants	10,951,644	12,871,891

Net assets available for benefits, at fair value	1,063,076,211	269,712,154

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(5,490,744)	(2,054,596)

Net assets available for benefits	$1,057,585,467	$ 267,657,558

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

	CRISP	CRISP
	Salary	Hourly
Additions to net assets attributed to:
Investment income from Master Trust:
Interest and dividends	$ 25,194,680	$ 6,565,680
Net appreciation in fair value of investments	187,519,519	37,341,401
Interest income on notes receivable from participants	468,906	520,960
	213,183,105	44,428,041

Contributions:
Employee	50,806,326	16,822,446
Employer	19,009,690	5,947,042
	69,816,016	22,769,488

Total additions	282,999,121	67,197,529

Deductions from net assets attributed to:
Benefits paid to participants	110,961,823	27,108,390
Administrative expenses	2,525,327	616,314
Total deductions	113,487,150	27,724,704

Increase in net assets	169,511,971	39,472,825

Net Master Trust transfers	888,735	(888,735)

Net plan mergers (Note 1)	284,944,564	167,137,205

Net assets available for benefits,
Beginning of year	1,057,585,467	267,657,558
End of year	$1,512,930,737	$ 473,378,853

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

	CRISP	CRISP
	Salary	Hourly
Additions to net assets attributed to:
Investment income from Master Trust:
Interest and dividends	$ 21,313,852	$ 4,927,632
Net appreciation in fair value of investments	98,340,895	20,473,664
Interest income on notes receivable from participants	478,618	494,930
	120,133,365	25,896,226

Contributions:
Employee	47,325,357	16,099,517
Employer	17,311,398	6,021,820
	64,636,755	22,121,337

Total additions	184,770,120	48,017,563

Deductions from net assets attributed to:
Benefits paid to participants	87,863,889	22,344,830
Administrative expenses	2,225,157	532,815
Total deductions	90,089,046	22,877,645

Increase in net assets	94,681,074	25,139,918

Net Master Trust transfers	217,506	(217,506)

Net plan mergers (Note 1)	16,153,186	9,760,105

Net assets available for benefits,
Beginning of year	946,533,701	232,975,041
End of year	$1,057,585,467	$ 267,657,558

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 1.	Description of the Plans

General: The ConAgra Foods Retirement Income Savings Plans (CRISP) (the “Plans”) are defined contributions savings plans sponsored by ConAgra Foods, Inc. (the “Company”). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or “CRISP Salary”) and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or “CRISP Hourly”). The Plans have different eligibility requirements, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The ConAgra Foods Employee Benefits Administrative Committee (the “Committee”) manages the operation and administration of the Plans as the Plan Administrator, as defined in Section 3(16) of ERISA. The following brief description of the Plans is provided for information purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly plan documents for more complete information.

The Plans’ net assets associated with certain participants of the Company’s operations in Puerto Rico were transferred out of the CRISP Salary during 2012 to the Molinos de Puerto Rico Inc. Administrative Employees Plan and Trust. Net assets in the amount of $402,151 were transferred out of the CRISP Salary during the year ended December 31, 2012.

The Company purchased the National Pretzel Company in November 2011. Following the purchase, the National Pretzel Company, Inc. 401(k) Savings Investment Plan was terminated and certain participant accounts were transferred to the CRISP Salary and CRISP Hourly on March 16, 2012. Net assets in the amount of $5,630,186 were transferred into the CRISP Salary and net assets in the amount of $4,861,189 were transferred into the CRISP Hourly during the year ended December 31, 2012.

The Company purchased the Odom’s Tennessee Pride business in May 2012. Following the purchase, the Odom Tennessee Pride 401 (k) Plan was terminated and the remaining plan assets were transferred into the CRISP Salary and CRISP Hourly on August 1, 2012. Net assets in the amount of $10,925,151 were transferred into the CRISP Salary and net assets in the amount of $4,898,916 were transferred to the CRISP Hourly during the year ended December 31, 2012.

The Company purchased Ralcorp Holdings, Inc. in January 2013.  Following the purchase, the Ralcorp Holdings, Inc. Savings Investment Plan was merged into the CRISP Salary and CRISP Hourly on December 31, 2013. Net assets in the amount of $284,536,265 were transferred to the CRISP Salary and net assets in the amount of $167,215,412 were transferred into the CRISP Hourly during the year ended December 31, 2013.

Other miscellaneous plan mergers and divestitures resulted in net assets of $408,299 being transferred into the CRISP Salary and $78,207 being transferred out of the CRISP Hourly during the year ended December 31, 2013.

Participants may direct their investment into one or more of the following investment options within the ConAgra Foods Retirement Income Savings Master Trust (the “Master Trust”):

•Small-Cap Index Fund (Vanguard Small-Cap Index Fund)
•International Equity Growth Fund (Vanguard International Growth Fund)
•Large-Cap Growth Stock Fund (T. Rowe Price Large Cap Growth Stock Fund)

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 1.	Description of the Plans

• Mid-Cap Index Fund (Vanguard Mid-Cap Index Fund)

•	One of thirteen Target Date Retirement Funds (Alliance Bernstein 2000-2055 Target Date Funds)

•	Inflation Protection Securities Fund (Vanguard Inflation Protected Securities Fund)

•	International Value Fund (Vanguard Value Fund)

•	Large-Cap Value Fund (Vanguard Equity Income Fund)

•	Equity Index Fund (Vanguard Institutional Index Fund)

•	Investment Allocation Fund (Fidelity Asset Manager Fund)

•	Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund)

•	Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)

In addition, certain participants hold investments in the Company’s stock fund. Dividends associated with the Company’s stock in this fund are distributed either in cash or reinvested at the discretion of the respective participants. Other than dividend reinvestment, deferrals into this stock fund are not currently allowed.

Contributions and vesting: Qualifying salaried and hourly employees of the Company and its participating subsidiaries are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the respective supplement under the plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. A Roth 401(k) feature was added to the Plans effective January 1, 2008 for all non-union employees. Contributions of cash compensation may be made on a pre-tax basis or after-tax basis for both plans, subject to certain minimums and maximum percentages set forth in the applicable plan document and dollar limitations under the Internal Revenue Code. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions as set forth in the Internal Revenue Code. Due to limitations of the Internal Revenue Code and ERISA, contributions by “highly compensated” participants may be restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions to the Plans based on the applicable plan supplement in which they participate. The various matching contributions range from 50% to 66 2/3% for salaried participants, and from 10% to 66 2/3% for hourly participants, of the employee’s deferral of up to 4% to 6% of the employee’s annual cash compensation depending upon which plan in which the employee participates.

Company contributions and earnings thereon, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting of Company contributions and earnings thereon also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 1.	Description of the Plans (Continued)

Participant accounts: Individual accounts are maintained for each participant of the Plans. Each participant’s account is credited with the participant’s contribution, allocations of the Company’s applicable matching contribution, the Company’s discretionary contributions, if any, and the plan earnings. The participant’s account is also charged with an allocation of plan losses and administrative expenses.

Allocations are based on participant earnings as defined in the Plans. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures: At December 31, 2013, the CRISP Salary forfeited non-vested accounts totaled $1,181,393 and the CRISP Hourly forfeited non-vested accounts totaled $224,237. At December 31, 2012, the CRISP Salary forfeited non-vested accounts totaled $946,148 and the CRISP Hourly forfeited non- vested accounts totaled $166,505. These accounts are used to reduce future Company contributions. In 2013 and 2012, Company contributions to the CRISP Salary were reduced by $904,300 and $985,100, respectively. In 2013 and 2012, Company contributions to the CRISP Hourly were reduced by $279,300 and $238,800, respectively.

CRISP Hourly participants: Participation in the CRISP Hourly is governed by either the collective bargaining agreements of the participating locations or the general plan provisions for any non-union employees. Certain provisions of these agreements require automatic participation in the CRISP Hourly after an employee meets minimum continuous service requirements, which generally equal one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements, and the contribution limitations set forth under the plan, ERISA and the Internal Revenue Code. Company contributions and vesting are also set forth in the various collective bargaining agreements or the general plan provisions for any non-union employees.

Notes receivable from participants and withdrawals: Based on various applicable plan supplements, CRISP Salary and non-union CRISP Hourly participants may borrow up to 50% of their vested account balance up to $50,000. The notes evidencing the amounts borrowed are repaid through payroll deductions within five years, unless the note proceeds are used to purchase a primary residence, in which case the note may be repaid within ten years. The notes carry a market rate of interest as determined by the Plan Administrator, currently ranging from 4.25% to 10%. The minimum amount that may be borrowed is $1,000. The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the respective plan documents.

Plan termination: The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans’ participants and beneficiaries. In the event a Plan is terminated, each participant’s Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the “Trustee”) either to distribute the respective plan’s assets to the participants, or to continue the trust and distribute benefits as though the respective plan had not been terminated.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 2.	Summary of Significant Accounting Policies

Basis of accounting: The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Plans invest in investment contracts through the Master Trust. The statement of net assets available for benefits presents the underlying fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment valuation and income recognition: Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plans’ investments are reported at fair value and are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurement, as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities;
Level 2 - Observable inputs other than those included in Level 1 including quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets;
Level 3 - Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the assets or liabilities.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as benefits paid to participants based upon the terms of the Plans.

Administrative expenses: Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plans.

Payment of benefits: Benefits are recorded when paid.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 3.	Interest in Master Trust

A portion of the Plans’ investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the Master Trust, which is a master trust established by the Company and administered by the Trustee solely for the use of the Plans. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Plans’ record-keeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the Plans.

The net investment income of the investment assets is allocated by the Plans’ record-keeper to the Plans based on the relationship of an individual plan interest to the total of the interests of the Plans.

The net assets in the Master Trust at December 31, 2013 and 2012 are summarized as follows:

	2013	2012
Assets:
Investment at fair value:
Common stock	$ 323,985,533	$ 278,793,870
Mutual funds	759,952,403	662,185,368
Guaranteed investment contracts	198,603,010	200,540,518
Common investment trusts	226,980,411	155,045,135
Invested cash	3,944,502	11,901,031
Total investments, at fair value	1,513,465,859	1,308,465,922

Adjustments from fair value to contract value for
fully benefit-responsive investment contracts	(3,958,874)	(7,545,340)
Interest and dividends receivable	853,301	950,520
Total assets	1,510,360,286	1,301,871,102

Liabilities:
Other liabilities	418,666	451,612

Net assets available in the Master Trust	$1,509,941,620	$1,301,419,490

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 3.	Interest in Master Trust (Continued)

The Plans’ interest in the underlying investments of the Master Trust at December 31, 2013 is summarized as follows:

	CRISP	CRISP
	Salary	Hourly
Assets:
Investment at fair value
Common stock	83%	17%
Mutual funds	82%	18%
Guaranteed investment contracts	73%	27%
Common investment trusts	78%	22%
Invested cash	77%	23%

The Plans’ interest in the underlying investments of the Master Trust at December 31, 2012 is summarized as follows:

	CRISP	CRISP
	Salary	Hourly
Assets:
Investment at fair value
Common stock	83%	17%
Mutual funds	82%	18%
Guaranteed investment contracts	73%	27%
Common investment trusts	77%	23%
Invested cash	74%	26%

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 81% and 80% for CRISP Salary and 19% and 20% for CRISP Hourly at December 31, 2013 and 2012, respectively. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/(loss) may not be allocated evenly among the Plans.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 3.	Interest in Master Trust (Continued)

The net investment income of the Master Trust for the years ending December 31, 2013 and 2012 is summarized as follows:

	2013	2012
Interest and dividends	$ 31,760,360	$ 26,241,484

Net appreciation (depreciation) of investments:
Common stock	69,956,262	36,782,948
Mutual funds	115,307,316	62,222,773
Common investment trusts	39,597,342	19,808,838
Net appreciation of investments	224,860,920	118,814,559

Net investment income	$ 256,621,280	$ 145,056,043

Note 4.	Investments

The following presents the CRISP Salary’s investments, including underlying investments of the Master Trust, that represent 5 percent of more of the CRISP Salary’s net assets at December 31, 2013:

Vanguard Equity Income Fund	$ 89,821,144
Fidelity Interest Income Fund	143,412,973
Vanguard Total Bond Market Index Fund	95,368,608
Fidelity Asset Manager Fund	83,434,602
Vanguard Institutional Index Fund	193,951,364
T. Rowe Price Large Cap Growth Stock Fund	135,780,189
Vanguard International Growth Fund	93,572,643
ConAgra Foods, Inc. Common Stock Fund	134,277,513
Vanguard Mid-Cap Index Fund	109,999,307

The following presents the CRISP Hourly’s investments, including underlying investments of the Master Trust, that represent 5 percent of more of the CRISP Hourly’s net assets at December 31, 2013:

Fidelity Interest Income Fund	$ 53,854,680
Vanguard Total Bond Market Index Fund	31,143,662
Fidelity Asset Manager Fund	37,104,503
Vanguard Institutional Index Fund	54,312,782
T. Rowe Price Large Cap Growth Stock Fund	25,279,420
ConAgra Foods, Inc. Common Stock Fund	30,096,967

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 5.	Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification defines fair value, establishes a framework for measuring fair value and requires disclosure of fair value measurements. The framework establishes a three-level fair value hierarchy based upon the assumptions (inputs) used to price assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

There have been no changes in the methodologies used at December 31, 2013 and 2012 nor have there been any transfers between levels for the years ending December 31, 2013 and 2012. The following is a description of the valuation methodologies used for assets measured at fair value.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.
Guaranteed investment contracts: Valued at the fair value of the underlying debt securities which consist primarily of governmental and asset-backed securities, collateralized mortgage obligations, and corporate bonds. The underlying debt securities are valued at quoted prices in active markets for identical or similar assets.
Common investment trusts: Valued at the net asset value as a practical expedient which is based on the fair value of the investments in the respective trusts at year-end.
Invested cash: Valued at cost which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although the Plans valuation methods are believed to be appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 5.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2013:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:
Company common stock	$ 164,374,480	—	—	$ 164,374,480
Large Cap common stock	159,611,053	—	—	159,611,053
Mutual funds:
Index funds	564,905,512	—	—	564,905,512
Value funds	74,423,783	—	—	74,423,783
Balanced funds	120,623,108	—	—	120,623,108
Guaranteed investment contracts	—	198,603,010	—	198,603,010
Common investment trusts	—	226,980,411	—	226,980,411
Invested cash	—	3,944,502	—	3,944,502
	1,083,937,936	429,527,923	—	1,513,465,859
CRISP Salary's Other Investments:
Mutual funds:
Index funds	119,928,465	—	—	119,928,465
Value funds	23,523,597	—	—	23,523,597
Invested cash	135,915,986	—	—	135,915,986
	279,368,048	—	—	279,368,048
CRISP Hourly's Other Investments:
Mutual funds:
Index funds	54,687,600	—	—	54,687,600
Value funds	11,802,979	—	—	11,802,979
Invested cash	84,989,281	—	—	84,989,281
	151,479,860	—	—	151,479,860

Total assets at fair value	$1,514,785,844	$429,527,923	—	$ 1,944,313,767

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 5.	Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments in the Master Trust:
Company common stock	$ 159,483,844	—	—	$ 159,483,844
Large Cap common stock	119,310,026	—	—	119,310,026
Mutual funds
Index funds	491,436,999	—	—	491,436,999
Value funds	57,795,428	—	—	57,795,428
Balanced funds	112,952,941	—	—	112,952,941
Guaranteed investment contracts	—	200,540,518	—	200,540,518
Common investment trusts	—	155,045,135	—	155,045,135
Invested cash	—	11,901,031	—	11,901,031

Total assets at fair value	$ 940,979,238	$367,486,684	—	$1,308,465,922

Note 6.	Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in Synthetic Guaranteed Investment Contracts (Synthetic GICs). Synthetic GICs consist of an asset or collection of assets that are owned by the Fidelity Interest Income Fund, and a benefit-responsive contract value wrap guarantee agreement purchased for the portfolio. The underlying collection of assets is presented at fair value in Note 4. In determining the net assets available for benefits at December 31, 2013 and 2012, the Synthetic GICs are recorded at their contract value of $194,644,136 and $192,995,178, respectively. Investment contracts such as these are generally valued at the contract value rather than fair value to the extent they are fully benefit-responsive.

The series of wrap guarantee agreements with insurance companies that the Master Trust holds can be utilized in the event the issuer of the Synthetic GICs falls below certain credit rating criteria or fails to meet benefit obligations per the terms of the contract. Contract value represents contributions made under the contract plus accrued interest less participant withdrawals. Participants may ordinarily direct the withdrawal of transfer of all or a portion of their investment at contract value. The crediting interest rate of the contract is set at the start of the contract term and is reset quarterly.

There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the contract issuers. Such events include the following: (i) amendments to the Plans’ documents (including complete or partial termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Company or other Company events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 6.	Synthetic Guaranteed Investment Contracts (Continued)

The Synthetic GICs do not permit the insurance companies to terminate prior to the scheduled maturity.

The average yield of the Synthetic GICs based on actual earnings was approximately 1.52% and 2.02% at December 31, 2013 and 2012, respectively. The average yield of the Synthetic GICs based on the interest rate credited to participants was approximately 1.39% and 1.79% at December 31, 2013 and 2012, respectively.

Note 7.	Fair Value of Investments in Certain Entities

The following table sets forth additional disclosures of the Plans’ investments whose fair value is estimated using net asset value per share as of December 31, 2013:

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Investments in the Master Trust:
Common investment trusts (a)
Equity funds	$174,368,084	—	Daily	None
Fixed income funds	$ 34,782,369	—	Daily	None
Real estate funds	$ 17,829,958	—	Daily	None

The following table sets forth additional disclosures of the Plans’ investments whose fair value is estimated using net asset value per share as of December 31, 2012:

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Investments in the Master Trust:
Common investment trusts (a)
Equity funds	$118,191,195	—	Daily	None
Fixed income funds	$ 24,483,319	—	Daily	None
Real estate funds	$ 12,370,621	—	Daily	None

(a)
This category includes investments in common investment trusts that are used to facilitate the Plans’ Target Date Retirement Funds. Investments in this category can be redeemed daily at the current net asset value per share based on the fair value of the underlying assets. The fair value of investments in this category has been estimated using net asset value per share of the investments.

Note 8.	Federal Income Tax Status

The Internal Revenue Service has determined and has informed the Company by letters to the Plans dated September 28, 2012, that the respective Plans were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plans have been amended since receiving these letters. However, the Company and the Plan Administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related Master Trust continue to be tax-exempt.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 8.	Federal Income Tax Status (Continued)

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the Plans have taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plans are subject to routine audits by taxing jurisdictions and currently have audits in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

A participant’s basic and supplemental contributions (excluding Roth) are made on pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are currently deductible by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

Note 9.	Related Party Transactions

The Master Trust investments include 4,877,581 and 5,406,232 shares ConAgra Foods, Inc. Common Stock with a fair value of $164,374,480 and $159,483,844 at December 31, 2013 and 2012, respectively. The Company is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

Invested cash balances of $3,944,502 and $11,901,031 at December 31, 2013 and 2012, respectively are managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the Trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

Note 10.	Reconciliations of Financial Statements to Form 5500s

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012 for the CRISP Salary:

	2013	2012
Net assets available for benefits per the financial statements	$1,512,930,737	$ 1,057,585,467
Less accrued benefits paid to participants	877,618	3,357,564

Net assets available for benefits per the Form 5500	$1,512,053,119	$ 1,054,227,903

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 10.	Reconciliations of Financial Statements to Form 5500s (Continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012 for the CRISP Hourly:

	2013	2012
Net assets available for benefits per the financial statements	$ 473,378,853	$ 267,657,558
Less accrued benefits paid to participants	134,800	558,964

Net assets available for benefits per the Form 5500	$ 473,244,053	$ 267,098,594

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2013 for the CRISP Salary:

Benefits paid to participants per the financial statements	$ 110,961,823
Add accrued benefits paid to participants at
December 31, 2013	877,618
Less accrued benefits paid to participants at
December 31, 2012	3,357,564
Benefits paid to participants per the Form 5500	$ 108,481,877

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2013 for the CRISP Hourly:

Benefits paid to participants per the financial statements	$ 27,108,390
Add accrued benefits paid to participants at
December 31, 2013	134,800
Less accrued benefits paid to participants at
December 31, 2012	558,964
Benefits paid to participants per the Form 5500	$ 26,684,226

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Notes to Financial Statements
Years Ended December 31, 2013 and 2012

Note 11.	Risk and Uncertainties

The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

ConAgra Foods Retirement Income Savings Plans
Salaried Employees
Hourly Rate Production Employees

Form 5500, Schedules H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2013

	CRISP	CRISP
Assets	Salary	Hourly

Plan interest in Master Trust	$1,220,152,601	$ 293,747,893

Vanguard International Value Fund	8,257,955	2,788,366
Vanguard Mid-Cap Index Fund	9,831,710	3,993,173
Vanguard Total Bond Market Index Fund	20,888,246	9,927,351
Vanguard International Growth Fund	12,059,444	6,473,753
Vanguard Equity Income Fund	23,523,597	11,802,979
Vanguard Small-Cap Index Fund	23,198,702	10,090,005
Vanguard Institutional Index Fund	45,692,408	21,414,952

Invested cash	135,915,986	84,989,281

Notes receivable from participants, with interest rates
ranging from 4.25% to 10.00% with various maturity dates	16,250,107	29,269,955

Total assets	$1,515,770,756	$ 474,497,708

See accompanying reports of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ConAgra Foods Retirement Income Savings Plan For Salaried Employees

Date: June 20, 2014	By	/s/ Charles G. Salter
Charles G. Salter
ConAgra Foods Employee Benefits Administrative Committee

ConAgra Foods Retirement Income Savings Plan For Hourly Rate Production Employees

Date: June 20, 2014	By	/s/ Charles G. Salter
Charles G. Salter
ConAgra Foods Employee Benefits Administrative Committee